SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission File No. 000-26719
MERCANTILE BANK OF MICHIGAN 401(K) PLAN
MERCANTILE BANK CORPORATION
310 LEONARD STREET, NW
GRAND RAPIDS, MICHIGAN 49504
(616) 406-3777

Mercantile Bank of Michigan 401(k) Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator of
     Mercantile Bank of Michigan
     401(k) Plan
Grand Rapids, Michigan
We have audited the accompanying statement of net assets available for benefits of Mercantile Bank of Michigan 401(k) Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP BDO Seidman, LLP
Grand Rapids, Michigan
June 25, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator of
     Mercantile Bank of Michigan 401(k) Plan
Grand Rapids, Michigan
We have audited the accompanying statement of net assets available for benefits of Mercantile Bank of Michigan 401(k) Plan (“the Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company, LLC Crowe Chizek and Company LLC
South Bend, Indiana
May 18, 2006

Mercantile Bank of Michigan
401(k) Plan
Statements of Net Assets Available for Benefits

December 31,	2006	2005

Assets
Investments, at fair value (Note 3)
Mutual funds	$7,064,340	$4,377,083
Common stock — securities of employer (Note 4)	6,932,653	7,005,537
Common/collective trust (Note 2)	312,831	190,159
Money market fund	427	1,010
Participant loans	160,454	76,883

	14,470,705	11,650,672
Cash and cash equivalents	101	26,836

Total Assets	14,470,806	11,677,508

Liabilities
Due to custodian for securities purchased	—	26,565

Net Assets Available for Benefits at Fair Value	14,470,806	11,650,943

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	6,031	3,665

Net Assets Available for Benefits	$14,476,837	$11,654,608

See accompanying notes to financial statements.

Mercantile Bank of Michigan
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2006	2005

Additions
Investment income:
Net appreciation in fair value of investments (Note 3)	$1,017,732	$384,464
Interest	6,824	4,062
Dividends — cash	92,850	70,724

Total investment income	1,117,406	459,250

Contributions:
Employer	673,526	553,924
Employee	1,156,353	942,507
Rollover	227,685	712,795

Total contributions	2,057,564	2,209,226

Total Additions	3,174,970	2,668,476

Deductions
Benefits paid to participants	349,994	157,480
Administrative expense	2,747	589

Total Deductions	352,741	158,069

Net increase	2,822,229	2,510,407

Net Assets Available for Benefits, beginning of year	11,654,608	9,144,201

Net Assets Available for Benefits, end of year	$14,476,837	$11,654,608

See accompanying notes to financial statements.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
1.	Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the plan sponsor, Mercantile Bank of Michigan (the Bank), effective January 1, 1998. The Plan is a defined contribution plan covering eligible employees who have completed one hour of service. Eligible employees can enter the Plan on the first day of the fiscal quarter following date of hire. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans into their account.

The Bank may contribute additional amounts at the discretion of the Bank’s Board of Directors in the form of a matching contribution which is a percentage of the participant’s elective contribution for the year. In 2006 and 2005, the Bank made matching contributions equal to 100% of the first 5% of compensation deferred by each participant, subject to certain limitations as specified in the Plan Agreement.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
Vesting

Participants are immediately vested in their elective deferrals and employer contributions and earnings thereon.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Current interest rates range from 4.25% to 8.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the loans were used to purchase a primary residence in which case the loan terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability, or retirement, a participant or his or her beneficiary will receive a distribution of the participant account as a lump-sum amount. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Substantially all administrative expenses are paid by the Plan sponsor.

2.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2006 and 2005, approximately 48% and 60%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds and Mercantile Bank Corporation common stock are stated at fair value based on quoted market prices of shares held by the Plan. The investment in the common/collective trust (Gartmore Stable Value Fund) is stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), which became effective and was adopted by the Plan for the year ended December 31, 2006, and was applied retroactively to December 31, 2005, as required. The FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3.	Investments

Investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

December 31,	2006	2005

Mutual funds
Mutual Beacon Fund	$1,413,966	$1,106,334
Growth Fund of America	1,350,038	*
Europacific Growth Fund	988,205	*
Capital World G&I	790,012	*
Common stock
Mercantile Bank Corporation	6,932,653	7,005,537

*	Below 5% of net assets available for benefits.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

December 31,	2006	2005

Mutual funds	$833,492	$313,363
Common/collective trust	7,940	1,329
Common stock	176,300	69,772

	$1,017,732	$384,464

4.	Related Party Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

Certain Plan investments are managed by Charles Schwab Trust Company. Schwab is the custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

The 183,890 and 181,962 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2006 and 2005, respectively, represent approximately 2.3% and 2.4% of the Corporation’s outstanding shares as of December 31, 2006 and 2005, respectively.

Cash dividends of $92,850 and $70,724 were paid to the Plan by Mercantile Bank Corporation during 2006 and 2005, respectively. A 5% stock dividend was declared and paid by Mercantile Bank Corporation during 2006 and 2005. As a result of this stock dividend, Mercantile Bank Corporation issued 8,661 and 8,133 additional shares of Mercantile Bank Corporation common stock to the Plan in 2006 and 2005, respectively.

Mercantile Bank of Michigan
401(k) Plan
Notes to Financial Statements
5.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

6.	Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated June 1, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

7.	Change in Trustee/Plan Amendments

On August 1, 2005, the Plan’s assets were transferred to Charles Schwab Trust Company (custodian). The Plan was also amended to implement daily valuation of participant accounts which will be administered by a third party administrator.

Also, effective August 1, 2005, the name of the Plan was changed to Mercantile Bank of Michigan 401(k) Plan. The Plan was formerly known as Mercantile Bank of West Michigan 401(k) Plan.

Effective January 1, 2006, the Plan was amended to incorporate various regulatory provisions recently required. Effective October 1, 2006, the Plan was amended to allow participants to receive in-service distributions of funds the participant rolled into the Plan from another qualified plan.

Mercantile Bank of Michigan
401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 38-3360868
Plan Number: 001

December 31, 2006
		(c)
		Description of Investment,
	(b)	Including Maturity Date, Rate				(e)
	Identity of Issuer, Borrower, Lessor	of Interest, Collateral, Par or		(d)		Current
(a)	or Similar Party	Maturity Value		Cost		Value

	Mutual funds
	Capital World Growth & Income	18,917.912	shares	*	*	$790,012
	Eaton Vance Emerging	7,850.334	shares	*	*	224,049
	Europacific Growth Fund	21,529.520	shares	*	*	988,205
	Federated Kaufman Fund	103,221.807	shares	*	*	584,235
	Franklin Income Fund	83,111.975	shares	*	*	221,078
	Growth Fund of America	41,603.649	shares	*	*	1,350,038
	Investment Co of America	16,916.361	shares	*	*	565,852
	Mutual Beacon Fund	85,127.373	shares	*	*	1,413,966
	PIMCO High Yield	2,177.832	shares	*	*	21,539
	PIMCO Total Return Fund	34,115.439	shares	*	*	354,118
	Royce Value Fund	49,841.658	shares	*	*	551,248

	Total mutual funds					7,064,340

	Common stock
*	Mercantile Bank Corporation	183,890	shares	*	*	6,932,653

	Common/collective trust
	Gartmore Stable Value Fund	15,829.184	shares	*	*	318,862

	Money market fund
*	Schwab Value Advantage Fund	427.05	shares	*	*	427

*	Participant loans	(4.25% to 8.25%)				160,454

	Cash					101

	Total Assets					$14,476,837

*	A party-in-interest as defined by ERISA.

**	The cost of participant-directed investments is not required to be disclosed.

Exhibits to Report on Form 11-K:

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP

23.2	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERCANTILE BANK OF MICHIGAN 401(K) PLAN
Date: June 25, 2007	/s/ Lonna Wiersma, Trustee
Lonna Wiersma, Trustee

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm — BDO Seidman, LLP

23.2	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC